Correspondence

April 23, 2019

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

Re:	Riot Blockchain, Inc. Registration Statement on Form S-3 Filed March 14, 2019 File No. 333-230290

Ladies and Gentlemen:

We are in receipt of your letters, dated March 26, 2019 and April 17, 2019, addressed to Riot Blockchain, Inc. (the “Company”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), regarding your review of the above-referenced filing of the Company, which was filed with the Commission on March 14, 2019 (the “Registration Statement”). We have prepared the enclosed responses to your comments contained therein.

For your convenience, the texts of the Staff’s comments are set forth herein below in italics, followed by our responses.

Riot Blockchain, Inc. 202 6th Street, Suite 401 ● Castle Rock, CO  80104 ● Tel. (303) 794 - 2000

Comment Letter Dated March 26, 2019

Registration Statement on Form S-3

General

2.
We note that you filed this registration statement more than 45 days after the end of your fiscal year. As you do not appear to meet the age of financial statement requirements of Rule 8-08(b) of Regulation S-X, you will need to include your audited financial statements or file and incorporate by reference your Form 10-K for fiscal year ended December 31, 2018 before we will accelerate the effective date of your registration statement. Please also note that if the Form 10-K does not include Part III information, we will not be in a position to accelerate the effective date of your registration statement until you have filed the definitive proxy statement. Please refer to Compliance and Disclosure Interpretations, Securities Act Forms Question 123.01 and Regulation S-K Question 117.05 for guidance.

Response

We filed our Annual Report on Form 10-K for the year ended December 31, 2018 (the “Annual Report”) with the Commission on April 2, 2019.  The Annual Report includes our audited financial statements and the reports of our auditors for the year ended December 31, 2018. For the Staff’s reference, we direct your attention to Part II, Items 5 through 9B of our Annual Report.

We have also included the Form 10-K, Part III information in the Amendment No. 1 to our Annual Report on Form 10-K (the “Amendment”), filed with the Commission on April 23, 2019.  For the Staff’s reference, we direct your attention to Part III of the Amendment beginning on page 22 thereof.

Comment Letter Dated April 17, 2019

Registration Statement on Form S-3

Risk Factors, page 10

1.
We note your disclosures in your recently filed Annual Report on Form 10-K for the year ended December 31, 2018 and your proposed revised disclosure for the registration statement regarding your exclusive forum provision, and note that the provision in your bylaws provide that a state or federal court located within the State of New York shall be the sole and exclusive forum. Please revise your disclosures to correspond to the jurisdiction referenced in your governing documents.

Response

In response to the Staff’s comment, the Company has included the following risk factor disclosure in its Amendment No. 1 to its Registration Statement on Form S-3 (File No. 333-230290), filed with the Commission on April 23, 2019 under the section entitled “Risk Factors” on page 10 thereof:

Risk Factors, page 10.

“Our Bylaws contain a forum selection clause which requires our stockholders to bring claims against us in the State of New York as the sole and exclusive forum for the resolution of their claims; our stockholders may be prejudiced by this forum selection clause.

The Company’s choice of the state and federal courts located within the State of New York as the sole and exclusive forum for the resolution of claims brought by our stockholders under the forum selection clause contained in our Bylaws may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for such disputes and may discourage lawsuits with respect to such claims. The Company believes, however, that the choice of New York is beneficial to our stockholders and the Company, as the state and federal courts of New York have considerable experience and familiarity with stockholder derivative and other similar claims brought against corporations, which leads to greater consistency in the application of applicable law.  The Company’s forum selection clause applies to civil claims and it is our intention that this forum selection clause apply to claims brought under the Securities Act and the Exchange Act to the fullest extent permitted by law.”

We have also included this risk factor disclosure in the Amendment No. 1 to our Annual Report on Form 10-K under Part I, Item 1A. Risk Factors. on page 21 thereof.

If you have any questions or request any further information, please do not hesitate to call or email the undersigned at (303)-794 – 2000 or contact our counsel, William R. Jackman of Rogers Towers, P.A. at (904) 398-3911.

Very truly yours, /s/ Robby Chang Chief Financial Officer

cc:	Jeffrey G. McGonegal, Riot Blockchain, Inc. William R. Jackman, Esq., Rogers Towers, P.A.